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                              June 23, 2022

       Larry Wu
       Chief Executive Officer
       GigaCloud Technology Inc.
       Unit A, 12/F, Shun Ho Tower
       24-30 Ice House Street
       Central
       Hong Kong

                                                        Re: GigaCloud
Technology Inc.
                                                            Amendment No. 7 to
Draft Registration Statement on Form F-1
                                                            Submitted June 10,
2022
                                                            CIK No. 0001857816

       Dear Mr. Wu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 7 to Draft Registration Statement on Form F-1 Submitted June 10, 2022

       Cover Page

   1. We note your amended disclosure in response to comment 2. Please include similar disclosure relating to
potential limitations on the ability to transfer or distribute cash within the organization
and to fund outside operations in your summary risk factors, and provide a
cross-reference here to your discussion in your summary risk factors section.
 Larry Wu
FirstName
GigaCloud LastNameLarry
           Technology Inc.Wu
Comapany
June       NameGigaCloud Technology Inc.
     23, 2022
June 23,
Page 2 2022 Page 2
FirstName LastName
Risk Factors
Risks Related to Our Business and Industry
Our failure or the failure of third-party service providers to protect our marketplace, networks and systems against security breaches..., page 40

2. We note your amended disclosure in response to comment 8. Please expand the discussion of the measures you have taken to mitigate cybersecurity risks to include measures you have taken to mitigate cybersecurity risks in your supply chain based on third-party products, software, services, and business. To the extent you have not taken any measures to mitigate such risks, please revise to state as much. General

3. We note your revised disclosure in response to comment 7. Where you provide disclosure in response to our comments, please revise your reference to "mainland China" as it suggests the exclusion of other regions, such as Macau and Hong Kong. Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at
202-551-3792
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Benjamin Su